 Exhibit 99.1

THE VERY GOOD FOOD COMPANY ANNOUNCES EASTERN U.S. RETAIL EXPANSION WITH THE GIANT COMPANY

The Giant Company to Offer
Mmm Meatballs, Cajun Sausage, Bratwurst Sausage, and The Stuffed Beast in 130 Stores

VANCOUVER, BC, July 7, 2022 /CNW/ - The Very Good Food Company Inc. (NASDAQ: VGFC) (TSXV: VERY.V) (FSE: OSI) ("VERY GOOD" or the "Company"), is pleased to announce increased U.S. retail expansion via a new agreement with The Giant Company ("Giant"). With Giant's presence throughout Pennsylvania, Maryland, Virginia, and West Virginia as well as online shopping and delivery to New Jersey, this retail distribution significantly expands VERY GOOD'S product availability on the U.S. Eastern Seaboard.

Giant has made the strategic decision to increase its assortment of plant-based foods as it strengthens its emphasis on healthy eating, and the retailer believes VERY GOOD's product offering will attract a wide range of shoppers, from those avoiding animal products to others trying flexitarian or vegetarian diets.  VERY GOOD'S Butcher's Select line including Mmm Meatballs, Cajun, and Bratwurst Sausages, along with The Stuffed Beast from Very Good Butchers' original line of products, will be placed within the Healthy, Natural, Organic (HNO) section of Giant stores.

VERY GOOD's CEO, Parimal Rana, commented on the Company's new distribution with Giant. "This is yet another win for our team in line with our refocused strategy of expanding our retail footprint Giant is known as a forward-thinking company and has a history of successfully introducing innovative brands to consumers. Their inclusion of our Meatballs, Cajun & Bratwurst sausages, and The Stuffed Beast products is yet another opportunity for us to gain new customer adoption. With our natural and clean plant-based ingredients, we are confident in our products' ability to perform well within Giant's HNO venue".

VERY GOOD targets the plant-based foods market opportunity with a differentiated approach - by creating plant-based food options from whole food ingredients, without compromising taste and texture.

About The Giant Company

The Giant Company is an American supermarket chain that operates stores in Pennsylvania, Maryland, Virginia, and West Virginia and provides online shopping and delivery to New Jersey through Giant Direct. The Giant Co. is a subsidiary of Ahold Delhaize, which also owns similarly-named Giant Food of Landover, Maryland. The Giant Company is operates 190 stores, 133 pharmacies, 105 fuel stations, and 175 grocery pickup hubs. Sister companies include Food Lion, Stop & Shop, and Hannaford Supermarkets; which are all subsidiaries of Ahold Delhaize.

About The VERY GOOD Food Company Inc.

The VERY GOOD Food Company Inc. is an emerging plant-based food technology company that produces nutritious and delicious plant-based meat and cheese products under VERY GOOD's core brands: The VERY GOOD Butchers and The VERY GOOD Cheese Co. www.verygoodfood.com.

OUR MISSION IS LOFTY BUT BEAUTIFULLY SIMPLE: GET MILLIONS TO RETHINK THEIR FOOD CHOICES WHILE HELPING THEM DO THE WORLD A WORLD OF GOOD. BY OFFERING PLANT-BASED FOOD OPTIONS SO DELICIOUS AND NUTRITIOUS, WE'RE HELPING THIS KIND OF DIET BECOME THE NORM.

ON BEHALF OF THE VERY GOOD FOOD COMPANY INC.

Parimal Rana
Chief Executive Officer

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws in Canada and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, including Section 21E of the Securities Exchange Act of 1934, as amended (collectively referred to as "forward-looking information"), for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking information may be identified by words such as "plans", "proposed", "expects", "anticipates", "intends", "estimates", "may", "will", and similar expressions. Forward-looking information contained or referred to in this news release includes, but is not limited to: the new distribution agreement with Giant including the number of stores expected to carry VERY GOOD's products, the types of products expected to be carried and the benefits the Company expects to derive from the Giant      listing     , as well as VERY GOOD's beliefs as to the health and nutritional attributes of its products and their ability to perform well within Giant's HNO venue,      and its differentiated approach in the plant-based market.  Forward-looking information is based on a number of factors and assumptions which have been used to develop such information, but which may prove to be incorrect including, but not limited to, material assumptions with respect to the Company's ability to continue as a going concern; the Company's ability to manage recent personnel changes; and the Company's ability to successfully execute on its updated business strategy outlined in its most recently filed interim Management's Discussion and Analysis for the three months ended March 31, 2022, which is available at www.sedar.com and www.sec.gov. The Company's ability to execute on its strategy may also depend on the Company's ability to accurately forecast customer demand for its products and manage its current and future inventory levels, continued demand for VERY GOOD's products, continued growth of the popularity of meat alternatives and the plant-based food industry, no material deterioration in general business and economic conditions, the successful placement of VERY GOOD's products in retail stores and distribution in the food service channel, the Company's ability to remain listed on the Nasdaq, VERY GOOD's ability to successfully enter new markets, VERY GOOD's ability to obtain necessary production equipment and human resources as needed, VERY GOOD's relationship with its suppliers, distributors and third-party logistics providers, and management's ability to position VERY GOOD competitively. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because VERY GOOD can give no assurance that such expectations will prove to be correct. Risks and uncertainties that could cause actual results, performance or achievements of VERY GOOD to differ materially from those expressed or implied in such forward-looking information include, among others, the impact of, uncertainties and risks associated with negative cash flow and future financing requirements to sustain and grow operations, limited history of operations and revenues and no history of earnings or dividends, competition, risks relating to the availability of raw materials, risks relating to regulation on social media, expansion of facilities, risks related to credit facilities, dependence on senior management and key personnel, availability of labor, general business risk and liability, regulation of the food industry, change in laws, regulations and guidelines, compliance with laws, risks related to third party logistics providers, unfavorable publicity or consumer perception, increased costs as a result of being a United States public company, product liability and product recalls, risks related to intellectual property, risks relating to co-manufacturing, risks related to expansion into the United States; risks related to our acquisition strategy, taxation risks, difficulties with forecasts, management of growth and litigation as well as the risks associated with the ongoing COVID-19 pandemic. For a more comprehensive discussion of the risks faced by VERY GOOD, please refer to VERY GOOD's most recent Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com and as an exhibit to the Form 20-F filed with the SEC on May 26, 2022 and available at www.sec.gov. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available. Any forward-looking information speaks only as of the date of this news release. VERY GOOD undertakes no obligation to publicly update or revise any forward-looking information whether because of new information, future events or otherwise, except as otherwise required by law. The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

None of the Nasdaq Stock Market LLC, TSX Venture Exchange, the SEC or any other securities regulator has either approved or disapproved the contents of this news release.

None of the Nasdaq, the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the SEC or any other securities regulator accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE The Very Good Food Company Inc.

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%CIK: 0001878835

For further information: Very Good Food Company, Investor Relations, Email: invest@verygoodbutchers.com, Phone: +1 855-472-9841

CO: The Very Good Food Company Inc.

CNW 08:30e 07-JUL-22